LAZARD GROUP LLC
30 ROCKEFELLER PLAZA
NEW YORK, NY 10020
PHONE (212) 632-6523
FAX (212) 332-5972
bill.white@lazard.com

June 27, 2011

VIA EDGAR AND FACSIMILE

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Lazard Group LLC
Registration Statement on Form S-3
Filed May 26, 2011
File No. 333-174547

Dear Ms. Long:

Pursuant to your correspondence dated June 22, 2011, set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the above referenced registration statement on Form S-3 (the “Registration Statement”).

For your convenience, all text of the Staff’s comments is set forth in bold text followed by the responses of Lazard Group LLC (“Lazard Group” or the “Company”).

General

1.
We note your disclosure that the debt securities may be exchangeable for registered Class A common stock. Please tell us what consideration you have given to registering the underlying Class A common stock. Please refer to Securities Act Sections Compliance Disclosure Interpretations Question 139.01 available on our website at http://sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:  The Company acknowledges the Staff’s comment and notes that the underlying Class A common stock referenced in the Registration Statement refers to the Class A common stock of Lazard Ltd.  Lazard Ltd, the parent company of Lazard Group, is a “well-known seasoned issuer”, with a current equity market capitalization of over $4 billion.  Lazard Ltd has an effective registration statement on Form S-3 (ASR) covering its Class A common stock (File No. 333-165511) (the “Lazard Ltd Registration Statement”).

Accordingly, in the event Lazard Group were to issue debt securities exchangeable for Lazard Ltd’s Class A common stock, the sale and any subsequent exchange of such debt securities for Lazard Ltd Class A common stock would be simultaneously registered under the Lazard Ltd Registration Statement (or a replacement thereto).  Prospective investors would receive a joint prospectus that consists of both a Lazard Group prospectus (under the Registration Statement) and a Lazard Ltd prospectus (under the Lazard Ltd Registration Statement).

2.	Please tell us your basis for determining that you meet the transaction requirements to register your offering on Form S-3 at this time.

Response:  The Company advises the Staff that it meets the transaction requirements to register its offering on Form S-3 at this time pursuant to General Instruction I.B.2. to Form S-3 (investment grade debt).

The condition in General Instruction I.B.2. provides for the registration of primary offerings of investment grade debt if a nationally recognized statistical rating organization has rated such debt as being within an investment grade category.  The Company currently is rated by two nationally recognized statistical rating organizations in rating categories which signify investment grade.  Specifically, the Company’s senior unsecured debt currently is rated BBB- and BBB by Fitch Ratings and Standard & Poor’s Ratings Services, respectively.

In addition, the Company also currently satisfies the transaction requirements set forth in General Instruction I.C.1., I.C.2. and I.C.3. (provided the proper guarantee is provided by Lazard Ltd).  The Company also is eligible to use Form S-3 (ASR) pursuant to General Instruction I.D.(1)(c)(iv) but has elected to file Form S-3, without automatic effectiveness, to provide maximum flexibility to the types of transactions available to the Company under Form S-3.

Item 16. Exhibits, page II-1

3.
We note your disclosure regarding the filing of Exhibit 25.1. If you will rely on Section 305(b)(2) to designate the trustee on a delayed basis, please confirm to us and revise your disclosure to reflect that you will separately file the Form T-1 under the electronic form type “305B2”. Please refer to Trust Indenture Act Compliance and Disclosure Interpretations Question 206.01 available on our website at http://sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response:  The Company acknowledges the Staff’s comment and confirms that it will separately file Form T-1 under the electronic form type “305B2”.  Additionally, the Company will revise its disclosure regarding the filing of Exhibit 25.1 as follows to reflect the Staff’s comment:

To be filed, if necessary, separately under the electronic form type 305B2 pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

Item 17. Undertakings, page II-2

4.
We note that you have included the undertaking required by Item 512(a)(5)(i), suggesting that you are relying on Rule 430B of Regulation C. If you are not eligible to register this offering on Form S-3, then Rule 415(a)(1)(x) and Rule 430B would not be available, and you would have to include the undertaking in Item 512(a)(5)(ii) for offerings under Rule 430C.

Response:  As explained in its response to comment 2 above, the Company currently is eligible to use Form S-3.  Accordingly, the Company confirms that the undertaking required by Item 512(a)(5)(i) in the Registration Statement is appropriate.

*           *           *

As requested in your letter the Company hereby confirms that in the event the Company requests acceleration of the effective date of the pending registration statement, the Company will provide a written statement acknowledging that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact me at (212) 632-6523 or Scott Hoffman, General Counsel and Corporate Secretary, at (212) 632-6106.

Very truly yours,

/s/ William J. White
William J. White
Senior Vice President,
Assistant Secretary & Counsel